UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005
Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

This Form 6-K consists of the following exhibits attached hereto:

1.

Press release of ABB Ltd (the “Company”), dated August 4, 2005, announcing the Company’s intention to delist its shares from trading on the Frankfurt Stock Exchange (FWB) and the London Stock Exchange (LSE).

Press Release

ABB to concentrate trading of its shares on Swiss, Stockholm and New York Stock Exchanges

Delisting from Frankfurt and London exchanges due to lack of trading activity

Zurich, Switzerland, August 4, 2005 – ABB Ltd announced today its intention to delist its shares from trading on the Frankfurt Stock Exchange (FWB) and the London Stock Exchange (LSE).

ABB made the decision because the average daily trading volume of its shares on the FWB and the LSE has become insignificant over the past three years. The cross-border, electronic virt-x exchange based in London handles around 75 percent of the daily volume of trading in ABB shares, and the remaining volume is almost entirely traded on the Stockholm Stock Exchange and, through the ADR (American Depositary Receipt) program, on the New York Stock Exchange.

“In today’s electronic trading environment, it is no longer necessary to be listed on a large number of exchanges to provide investors with the opportunity to trade in our shares,” said Michel Demaré, chief financial officer of ABB Ltd. “Concentrating our trading volume on a smaller number of exchanges improves liquidity, and as a consequence the pricing of our shares.”

ABB will shortly file applications to delist from both the LSE and FWB. ABB will delist from the LSE after the close of trading on 2 September 2005 and it expects to finalize the delisting from the FWB before the end of 2005. ABB shares will continue to be listed on the SWX Swiss Exchange (traded on virt-x), the Stockholm Stock Exchange and the New York Stock Exchange.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: August 4, 2005	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and Senior
Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel